Exhibit 4.20

ADDITIONAL PROTOCOL FOR THE RENTAL CONTRACT

On one side, D-Market Elektronik Hizmetler ve Tic. A.Ş. (“Tenant”) located at the address of Kuştepe Mah., Mecidiyeköy Yolu Cad., Trump Towers, No:12, Kule:2, Kat:2, Şişli/İstanbul, on the other side Emrenes Orman Ürünleri San. ve Tic. Ltd. Şti. (“Lessor”) located at the address of Fevzipaşa Mah. Turhan Cemal Beriker Bulv. No:388/A Seyhan/Adana has signed this Additional Protocol ("Protocol") by providing full agreement on the following issues and conditions. The Tenant and the Lessor shall be referred to as the "Parties" together and separately as the "Party".

1. SUBJECT OF THE PROTOCOL

The subject of this Protocol consists of regulating the terms and conditions regarding changing the address of the rented place in the Rental Contract (“Contract”) signed between the Parties on August 3, 2020.

2. TERMS OF THE PROTOCOL

2.1. The parties have agreed to change the address of the rented place under the Contract to Zeytinli Mahallesi Turhan Cemal Beriker Bulvarı No:623 Seyhan/Adana. The size of the rented place at the new address is 12,116 square meters.

2.2. The parties have agreed that all the provisions of the Contract will remain the same, except those set out in this Protocol.

2.3. All provisions of the Contract signed between the Parties, which are not amended by this Protocol, will continue to be valid and credible and will be interpreted as a whole, including the provisions in this Protocol. The Parties agree that this Protocol is an integral part of the Contract.

2.4. Istanbul Courts and Enforcement Offices are authorized in all disputes regarding this Protocol.

This Protocol was signed by the parties in two copies on April 6, 2022 and entered into force as of October 30, 2021.

D-MARKET ELEKTRONİK HİZMETLER VE TİC. A.Ş.

/s/ D-Market Elektronik Hizmetler ve Tic. A.Ş.

EMRENES ORMAN ÜRÜNLERİ SAN. VE TİC. LTD. ŞTİ.

/s/ Emrenes Orman Ürünleri San. ve Tic. Ltd. ŞTİ.